FORM 4
/ /	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person to issuer (Check all Applicable)
	Ching Lung Po				Asia Fiber Holdings Limited — AFBR				X Director X Officer (give title) below)	X 10% Other Other (specify below)

	(Last)	(First)	(Middle)	3.	IRS or Social Security Number of Reporting Person	4.	Statement for Month/Year
	Room 2105, West Tower, Shun Tak Centre 168-200 Connaught Road Central				(Voluntary)		June 2001		Chairman

		(Street)				5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (check applicable line)
	Hong Kong							X	Form filed by One Reporting Person
									Form filed by More than One Reporting Person

	(City)	(State)	(Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Inst. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)*

						Amount	(A) or (D)	Price

	Common Stock		6/12/01		S	560,000	D	US $896,000		2,642,629		I

*
If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (Print or Type Response)

FORM 4 (continued)	Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/ Day/ Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) of (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/ Day/ Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		(A)	(D)		Date Exer- cisable	Expiration Date		Title	Amount or Number of Shares

  Explanation of Responses:
* Mr. Ching is a 70% owner of Megastone Development Limited, the record owner of the shares

	/s/ Ching Lung Po Ching Lung Po ** Signature of Reporting Person	July 3, 2001 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number